SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of January, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  Notification of major interest in shares
                                ---------------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE 25 JANUARY 2006
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN TEL: 020 7065 3942


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.        Name of company

          AMVESCAP PLC

2.        Name of shareholder having a major interest

          FMR Corp.
          Fidelity International Limited
          Mr. Edward C. Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF THE SHAREHOLDERS NAMED IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          SHARES HELD           MANAGEMENT         NOMINEE/REGISTERED NAME
                                COMPANY

                     3,209,150  FPM             NORTHERN TRUST LONDON
                     2,308,100  FPM             JP MORGAN, BOURNEMOUTH
                     2,069,981  FPM             STATE STREET BK AND TR CO LNDN
                       926,400  FPM             BANK OF NEW YORK BRUSSELS
                       802,800  FPM             MELLON BANK
                       303,900  FPM             BANKERS TRUST LONDON
                       290,000  FPM             HSBC BANK PLC
                       134,900  FPM             MIDLAND SECURITIES SERVICES
                        96,000  FPM             CLYDESDALE BANK PLC
                        62,000  FPM             CHASE MANHATTAN BK AG FRNKFRT
                        42,200  FPM             BANK OF NEW YORK EUROPE LDN
                        39,100  FPM             CITIBANK LONDON
                        34,300  FPM             JPMORGAN CHASE BANK
                         8,200  FPM             CHASE MANHATTAN LONDON
                         7,300  FPM             DEXIA PRIVATBANK
                       394,500  FMTC            BROWN BROTHERS HARRIMAN AND CO
                       330,300  FMTC            STATE STREET BANK AND TR CO
                       164,900  FMTC            BANK OF NEW YORK
                       154,900  FMTC            NORTHERN TRUST CO
                       134,000  FMTC            JPMORGAN CHASE BANK
                       665,100  FMRCO           BROWN BROTHERS HARRIMAN AND CO
                     1,099,800  FMRCO           JPMORGAN CHASE BANK
                        86,600  FMRCO           NORTHERN TRUST LONDON
                        35,300  FMRCO           STATE STREET BANK AND TR CO
                        28,200  FMRCO           MELLON BANK N.A.
                    11,836,086  FISL            JP MORGAN, BOURNEMOUTH
                    13,298,500  FIL             BROWN BROS HARRIMAN LTD LUX
                       449,800  FIL             JP MORGAN, BOURNEMOUTH
                       216,000  FIL             BANK OF NEW YORK BRUSSELS
                       145,300  FIL             NORTHERN TRUST LONDON
                       106,300  FIL             STATE STREET BK AND TR CO LNDN
                       126,100  FIL             JPMORGAN, BOURNEMOUTH
                       365,900  FII             JPMORGAN, BOURNEMOUTH
                       385,000  FIGEST          BNP PARIBAS, PARIS
                       127,500  FICL            STATE STREET BANK AND TR CO
                        10,100  FIA(K)L         STATE STREET HONG KONG
                    ----------
                    40,494,517  TOTAL

5. Number of shares/amount of stock acquired

          -

6. Percentage of issued class

          -

7. Number of shares/amount of stock disposed

          1,005,651


8. Percentage of issued class

          0.12%

9.        Class of security

          ORDINARY SHARES

10.       Date of transaction

          NOT STATED

11.       Date company informed

          25 JANUARY 2006

12. Total holding following this notification

          40,494,517

13. Total percentage holding of issued class following this notification

          4.95%

14.       Any additional information

          FMR Corp.

          Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

          Fidelity International Limited (FIL)

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA[K]L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients

          Mr. Edward C. Johnson 3d

          A principal shareholder of FMR Corp. and Fidelity International
          Limited.

15. Name of contact and telephone number for queries

          MICHAEL S. PERMAN
          TEL: 020 7065 3942

16. Name and signature of authorised company official responsible for making this notification

          M.S. PERMAN
          AMVESCAP PLC
          COMPANY SECRETARY

          Date of notification

          25 JANUARY 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  25 January, 2006                   By   /s/  Michael S. Perman
      ---------------                        --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary